MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

CITIGROUP GLOBAL MARKETS INC.

CREDIT SUISSE SECURITIES (USA) LLC

ALLEN & COMPANY LLC

BARCLAYS CAPITAL INC.

As Representatives of the Several Underwriters

c/o Merrill Lynch, Pierce, Fenner & Smith
Incorporated

One Bryant Park

New York, NY 10036

October 11, 2013

Re:	Springleaf Holdings, Inc. Registration Statement on Form S-1 Registration File No. 333-190653

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 4,822 copies of the Preliminary Prospectus included in the above-named Registration Statement on Form S-1 were distributed during the period from 8:30 a.m. Eastern Standard Time, October 7, 2013 through 9:00 a.m., Eastern Standard Time, October 11, 2013, to prospective underwriters, institutions, dealers and others.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Springleaf Holdings, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:30 p.m. Eastern Standard Time on October 15, 2013, or as soon thereafter as practicable.

[Signature page follows]

Securities and Exchange Commission	2	October 11, 2013

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:
/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

By:	Citigroup Global Markets Inc.

By:
/s/ Christo Realov
Name:	Christo Realov
Title:	Vice President

CREDIT SUISSE SECURITIES (USA) LLC

By:	Credit Suisse Securities (USA) LLC

By:
/s/ David Stolzar
Name:	David Stolzar
Title:	Director

ALLEN & COMPANY LLC

By:	Allen & Company LLC

By:
/s/ Peter DiIorio
Name:	Peter DiIorio
Title:	General Counsel

Securities and Exchange Commission	3	October 11, 2013

BARCLAYS CAPITAL INC.

By:	Barclays Capital Inc.

By:
/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President